Exhibit 1.01

CalAmp Corp.
Conflict Minerals Report
For the Calendar Year Ended December 31, 2014

1. Introduction

This Specialized Disclosure Report on Form SD for the calendar year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to certain minerals (described below) as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants that manufacture or contract to manufacture products containing minerals known to fund armed conflict in certain African countries that are necessary to the functionality or production of those products. These so-called “conflict minerals” consist of cassiterite, columbite-tantalite, wolframite, their derivatives tin, tantalum and tungsten, and gold (collectively, “3TG”). These requirements apply to registrants whatever the geographic origin of the 3TG materials and whether or not they fund armed conflict in the Democratic Republic of the Congo (“DRC”) and adjoining countries (collectively and with DRC, the “Covered Countries”).

Registrants that, following a reasonable county of origin inquiry, have reason to believe that the 3TG materials contained in their products may have originated in the Covered Countries and may not have come from recycled or scrap sources must exercise due diligence on the 3TG materials’ source and chain of custody. Such registrants must annually submit a Conflict Minerals Report (“CMR”) to the SEC that includes a description of the registrant’s due diligence procedures. We are submitting this CMR because following our reasonable country of origin inquiry, we could not rule out the possibility that the 3TG materials in our products may have originated in the Covered Countries or may have not come from recycled or scrap sources, and we therefore conducted due diligence procedures on the source and chain of custody of the 3TG materials in our products.

2. Company overview

This CMR has been prepared by the management of CalAmp Corp. (herein referred to as “CalAmp,” the “Company,” “we,” “us,” or “our”). We are a provider of wireless communications solutions for a broad array of applications to customers globally. Our business activities are organized into our Wireless DataCom and Satellite business segments. Our Wireless DataCom segment offers solutions to address the markets for Machine-to-Machine (“M2M”) communications, Mobile Resource Management (“MRM”) applications, and other emerging applications that require anytime and everywhere connectivity. The Company’s M2M and MRM solutions enable customers to optimize their operations by collecting, monitoring, and efficiently reporting business-critical data and desired intelligence from high-value remote and mobile assets. The MRM products include Location Messaging Units (“LMUs”) which are products utilizing cellular and GPS technologies to provide location and performance information from vehicles, and other mobile assets, back to centralized control centers. The M2M products include GPS devices and/or cellular modules that perform similar tasks to the MRM products, along with the addition of routers, gateways, and base stations, to enable M2M capabilities. The Company’s satellite products include Low Noise Block (“LNB”) down converters that are part of the outdoor customer premise equipment and devices for in-house distribution of video programming and that are sold to Echostar Corporation, an affiliate of Dish Network, for incorporation into complete subscription satellite television systems. Our portfolio of wireless communications products includes asset tracking devices, targeted telematics platforms, fixed and mobile wireless gateways, and full-featured, multi-mode wireless routers. All of the products listed above contain electronic assemblies that include printed circuit boards, integrated circuits and solder. The nature of these technologies requires the usage of 3TG materials for primary functionality. Thus, 3TG materials may be considered necessary to the functionality or production of our products as described above.

A substantial portion of our products, components, and subassemblies are currently procured from foreign suppliers located primarily in Hong Kong, mainland China, Taiwan, other Pacific Rim countries, and Europe. We do not purchase 3TG materials directly from mines, smelters, or refiners and, as a result, we must rely on our suppliers to provide information on the origin of the 3TG materials contained in the components and materials that they supply to us, including sources of 3TG materials supplied to them from their upstream suppliers.

We surveyed our suppliers to obtain information on 3TG materials. This CMR includes, to the extent applicable or determinable, a description of:

●	the measures we took to exercise due diligence on the 3TG materials’ source and chain of custody,

●	the products we contracted to be manufactured,

●	the facilities used to process the 3TG materials,

●	the country of origin of the 3TG materials, and

●	the efforts to determine the mine or location of origin of the 3TG materials.

3. Design of our due diligence process

Our due diligence measures have been designed to conform, in all material respects, to the framework in the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum, and tungsten.

3.1 Management systems

Conflict Minerals Policy

We have adopted the following Conflict Minerals Policy, which is also publicly available on our website at www.calamp.com/supply-chain:

CalAmp strongly disapproves of the violence in the Democratic Republic of Congo (“DRC”) and adjoining countries (collectively and with DRC, the “Covered Countries”), and is committed to supporting responsible sourcing of the subject minerals (cassiterite, columbite-tantalite, wolframite, their derivatives tin, tantalum and tungsten, and gold (collectively “3TG”) to help ensure that they do not fund armed conflict in the Covered Countries.

In furtherance of the goal of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, CalAmp expects its suppliers to supply us with components and materials that are “DRC conflict-free.” This means: (1) any 3TG materials necessary to the functionality and production of supplied components and materials do not directly or indirectly finance armed groups through mining or mineral trading in the Covered Countries, or (2) any 3TG materials in supplied components and materials are from recycled or scrap sources.

CalAmp uses the Conflict Minerals Reporting Template (the “Template”), maintained by the Conflict-Free Sourcing Initiative (“CFSI”), to solicit information on 3TG materials from its suppliers. CalAmp also expects its suppliers to adopt policies with respect to conflict minerals in support of this Policy and to require their upstream suppliers to adopt similar policies.

Internal management team and subject matter experts

CalAmp has assembled an internal conflict minerals team that includes the Company’s Vice President of Operations, Senior Vice President of Corporate Development, and the Vice President and Legal Counsel, sponsored by our President and Chief Executive Officer and our Executive Vice President and Chief Financial Officer, together with other management-level representatives and a team of subject matter experts from relevant functions. The team of subject matter experts is responsible for implementing our Conflict Minerals compliance strategy and is led by the Vice President of Operations, who acts as the Conflict Minerals Program Manager. Senior management is briefed about the results of our due diligence efforts on a periodic basis.

Control systems

Due to the complexity of CalAmp’s supply chain, the Company relies on its first tier suppliers to provide information on the origin of 3TG materials supplied to the Company. In addition, the Company relies on the CFSI Template sent to its suppliers to gather information on the chain of custody of the necessary 3TG materials included in the Company’s products. The Template was developed by the Electronic Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI), who were the founding members of CFSI, and is designed to help identify the smelters and refiners that process 3TG materials in a company’s supply chain.

Supplier engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have: (a) informed all of our first tier suppliers that CalAmp expects its suppliers to only supply any components or materials that are DRC conflict-free in accordance with our Conflict Minerals Policy; and (b) requested all of our first tier suppliers of components and materials that contain 3TG materials to complete and submit the Template to CalAmp for our review and assessment.

3.2 Identification and assessment of risk in the supply chain

Because of our size, the complexity of our products, and the depth, breadth, and ongoing evolution of our supply chain, it is difficult to identify suppliers upstream from our direct suppliers. Accordingly, we used the Template to gather sourcing information for 3TG materials from our suppliers. As discussed above, we rely on our suppliers to provide us with information about the origin of conflict minerals contained in the components and materials they supply to us. In turn, our direct suppliers are similarly reliant upon information provided to them by their upstream suppliers. Many of our largest suppliers are also SEC registrants and thus, subject to the Rule.

For the 2014 reporting year, out of our 275 direct suppliers, we identified 202 suppliers of components and materials that contain 3TG materials. We surveyed those 202 direct suppliers using the Template. The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. The Template includes questions regarding a company’s conflict minerals policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use to source materials. In addition, the Template contains questions about the origin of 3TG materials included in their products, as well as supplier due diligence. Written instructions and a recorded training presentation illustrating the use of the tool are available on CFSI’s website. We reviewed the supplier responses against criteria developed to determine which suppliers required further engagement and follow-up. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the Template.

3.3 Design and implementation of a strategy to respond to identified risks

We work directly with suppliers to obtain revised responses and updates as considered necessary.

3.4 Support for the development and implementation of independent third party audits

As discussed above, we do not have direct relationships with smelters or refiners, and we do not perform direct audits of these entities’ supply chains of 3TG materials. However, we support the development and implementation of independent third party audits of smelters’ and refiners’ sourcing, such as the CFSI’s Conflict-Free Smelter Program.

3.5 Report on supply chain due diligence

This CMR and our Conflict Minerals Policy are publicly available on our website at www.calamp.com/supply-chain.

4. Results of our due diligence

We received responses from 69.5% of our 275 suppliers surveyed. Based on the due diligence measures described in this CMR, we could not rule out the possibility that the 3TG materials in our products may have originated in the Covered Countries or may have not come from recycled or scrap sources. Our efforts to determine the mine or location of origin of the 3TG materials in these products with the greatest possible specificity consisted of the due diligence measures described in this CMR, including our efforts to obtain information from suppliers using the Template.

5. Steps to be taken to mitigate risk

We have been taking and intend to continue taking the following steps to improve the due diligence conducted and in order to further mitigate any risk that the 3TG materials in our products could benefit armed groups in the Covered Countries:

a.	continue including a conflict minerals “flow-down” clause in new or renewed supplier contracts, requiring suppliers to comply with our Conflict Minerals Policy and provide information about the source of any 3TG materials and their processing facilities;

b.	engage with our suppliers and direct them to resources in an attempt to increase the response rate and improve the content of the supplier survey responses; and

c.	engage any of our suppliers found to be supplying us with 3TG materials from sources that support conflict in the DRC or any other Covered Country to establish an alternative source of 3TG materials that does not support such conflict.